Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-154314
February 25, 2009
PepsiCo, Inc.
$1,000,000,000 3.75% Senior Notes Due March 1, 2014

Issuer:	PepsiCo, Inc.

Title of Securities:	3.75% Senior Notes Due 2014

Ratings:	Aa2 (Stable) by Moody’s Investors Service, Inc. and A+ (Stable) by Standard & Poor’s Rating Services

Trade Date:	February 25, 2009

Settlement Date (T+3):	March 2, 2009

Maturity Date:	March 1, 2014

Aggregate Principal Amount Offered:	$1,000,000,000

Price to Public (Issue Price):	99.788%

Proceeds to PepsiCo (Before Expenses):	$997,880,000

Benchmark Treasury:	1.750% Treasury Notes due January 31, 2014

Benchmark Treasury Yield:	1.997%

Spread to Treasury:	180 bps

Re-offer Yield:	3.797%

Coupon:	3.75%

Interest Payment Dates:	Semi-annually on each March 1 and September 1, commencing on September 1, 2009

Optional Redemption:	Make-whole call at any time, at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 30 basis points

Minimum Denomination:	$2,000 and integral multiples of $1,000

Daycount Fraction:	30 / 360

CUSIP/ISIN:	713448 BK3 / US713448BK37

Joint Bookrunners:	Morgan Stanley & Co. Incorporated, Muriel Siebert & Co., Inc. and UBS Securities LLC

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas Securities Corp., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc. and Loop Capital Markets, LLC
An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors), UBS Securities LLC toll-free at 1-877-827-6444 (extension 561-3884), or Muriel Siebert & Co., Inc. toll-free at 1-800-872-0444.
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